

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2025

Roshan Pujari
Chief Executive Officer
Stardust Power Inc.
Stardust Power Inc.15 E. Putnam Ave, Suite 378
Greenwich, CT 06830

      Re: Stardust Power Inc.
          Registration Statement on Form S-1
          Filed May 1, 2025
          File No. 333-286883

Dear Roshan Pujari:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eranga Dias at 202-551-8107 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing